Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Strong Results for the Second Quarter of 2018;

•	Solid containerboard fundamentals and improved operating efficiencies supporting positive outlook for 2018
•	Strategic investments improving competitiveness of core businesses

Kingsey Falls, Québec, August 9, 2018 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period ended June 30, 2018.

Q2 2018 Highlights

•	Record sales of $1,179 million

(compared to $1,098 million in Q1 2018 (+7%) and $1,130 million in Q2 2017 (+4%))

•	As reported (including specific items)

◦	Operating income of $73 million

(compared to $112 million in Q1 2018 (-35%) and $48 million in Q2 2017 (+52%))

◦	Operating income before depreciation and amortization (OIBD)[1] of $131 million

(compared to $167 million in Q1 2018 (-22%) and $104 million in Q2 2017 (+26%))

◦	Net earnings per common share of $0.28

(compared to net earnings of $0.65 in Q1 2018 and net earnings of $2.70 in Q2 2017)

•	Adjusted (excluding specific items)[2]

◦	Operating income of $76 million

(compared to $50 million in Q1 2018 (+52%) and $51 million in Q2 2017 (+49%))

◦	OIBD of $134 million

(compared to $105 million in Q1 2018 (+28%) and $107 million in Q2 2017 (+25%))

◦	Net earnings per common share of $0.30

(compared to net earnings of $0.13 in Q1 2018 and net earnings of $0.25 in Q2 2017)

•	Net debt[2] of $1,586 million as at June 30, 2018 (compared to $1,534 million as at March 31, 2018) and net debt to adjusted OIBD ratio[2] at 3.5x on a pro-forma basis[3].

1 OIBD = Operating income before depreciation and amortization.

2 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

3 Pro-forma basis to include 2017 and 2018 business combinations on a LTM basis.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “We are pleased with our consolidated second quarter financial and operating performance. The Containerboard Packaging and European Boxboard divisions benefited from solid market and pricing conditions, and delivered strong results that were in line with expectations. The Specialty Products division also met expectations in spite of the continued pressure on results from the recovery operations due to lower raw material prices. Results from our Tissue segment were down, reflecting the competitive marketplace and higher virgin pulp and white recycled fibre costs. This was in line with our updated outlook of stronger sales and shipment levels during the period. Transportation costs and availability also presented challenges for our North American operations.

On the strategic front, production began ramping up in May at the new containerboard converting facility in NJ, on schedule. Existing volumes will continue to be transferred to the site from other facilities, most notably the NY converting asset that will cease production by year-end. In late July, we announced the acquisition of the Bear Island facility in Virginia, and our intention to convert the asset into a state-of-the-art containerboard machine capable of producing lightweight recycled liner and medium. The scope and project plans are expected to be finalized in 2019, subject to Board approval, with a targeted production start up in 2021. While the project will involve important capital expenditures, it is directly in line with our strategy to modernize our platforms, and optimize and grow our geographic footprint. The European Boxboard division, via our 57.8% equity position in Reno de Medici S.p.A., announced the acquisition of Barcelona Cartonboard SAU, an important European producer of coated cartonboard based in Spain, that is expected to close by the end of 2018. Finally, our leverage ratio stood at 3.5x1 at the end of the second quarter, a slight improvement from the end of 2017."

1 Pro-forma basis to include 2017 and 2018 business combinations on a LTM basis.

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Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per common share) (unaudited)	Q2 2018	Q1 2018	Q2 2017

Sales	1,179	1,098	1,130
As Reported
Operating income before depreciation and amortization (OIBD)[1]	131	167	104
Operating income	73	112	48
Net earnings	27	61	256
per common share	$0.28	$0.65	$2.70
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	134	105	107
Operating income	76	50	51
Net earnings	29	12	24
per common share	$0.30	$0.13	$0.25
Margin (OIBD)	11.4%	9.6%	9.5%
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Segmented Operating Income (loss) as reported

(in millions of Canadian dollars) (unaudited)	Q2 2018	Q1 2018	Q2 2017

Packaging Products
Containerboard	82	121	30
Boxboard Europe	22	19	13
Specialty Products	4	2	14

Tissue Papers	(9)	(2)	17

Corporate Activities	(26)	(28)	(26)
Operating income as reported	73	112	48

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	Q2 2018	Q1 2018	Q2 2017

Packaging Products
Containerboard	105	77	56
Boxboard Europe	30	28	21
Specialty Products	9	7	20

Tissue Papers	7	13	35

Corporate Activities	(17)	(20)	(25)
Adjusted OIBD	134	105	107
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended June 30, 2018 (compared to the same period last year)

Sales of $1,179 million increased by $49 million or 4% compared to the same period last year. This was driven by an 11% increase in the Containerboard division, reflecting higher sales prices, the acquisition of Ontario converting facilities at the end of 2017, and higher volume during the period. The European boxboard segment also contributed to the improved results, with the 9% year-over-year increase in sales attributable to the January 2018 acquisition of PAC Service, improved pricing and sales mix, and a favorable Canadian dollar - euro exchange rate. These increases were partially offset by a 13% decrease in the Specialty Product division's sales levels, as a result of lower sales in recovery activities following the significant decrease in raw material prices, and slightly lower volume. Sales in the Tissue segment increased marginally compared to prior year levels, as the benefit of higher volumes was offset by a less favourable product mix and Canadian dollar - US dollar exchange rate.

2/15

Second quarter operating income stood at $73 million, a notable improvement from the $48 million generated last year. This increase was largely driven by the Containerboard and European boxboard segments, where strong results reflected the improved end product and raw material pricing as discussed above. In the case of Containerboard, this was partially offset by higher production costs, while the European boxboard segment results were partially offset by higher energy costs. The Specialty Products division contribution decreased compared to prior year levels, reflecting the impact of lower raw material prices on the recovery sub-segment. Finally, higher raw material prices, and a less favourable pricing and sales mix contributed to the weaker Tissue performance in the quarter, and more than offset the beneficial impact of higher sales volumes in this segment. Higher transportation costs negatively impacted the results of all of the Company's North American business divisions. On an adjusted basis1, second quarter operating income stood at $76 million, versus $51 million in the prior year.

The specific items, before income taxes, that impacted our second quarter 2018 operating income and/or net earnings were:

•	a $3 million unrealized loss on financial instruments (operating income and net earnings).
•	a $1 million gain on interest rates swaps (net earnings).

The Corporation generated net earnings of $27 million, or $0.28 per common share in the second quarter of 2018, versus net earnings of $256 million, or $2.70 per common share in the comparable period of 2017. On an adjusted basis1, net earnings were $29 million, or $0.30 per common share, during the second quarter of 2018, compared to net earnings of $24 million or $0.25 per common share in the same period of 2017.

1 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

Near-Term and Strategic Outlook

Discussing short-term expectations, Mr. Plourde commented: “We are optimistic for the third quarter. Central to this positive outlook is continued strength in the Containerboard business, where solid market fundamentals, ongoing roll-out of the US$50/st price increase and stable raw material prices continue to drive results. The lower seasonal volumes common in the third quarter in Europe suggest a softer quarter for the European boxboard division, notwithstanding the underlying support provided by good industry fundamentals. The Specialty Products division is expected to generate stronger results sequentially, largely due to improvements in pricing, and more stable results from the recovery sub-segment. Finally, we expect sequentially flat results from the Tissue segment, as benefits from anticipated volume growth continue to be muted by higher raw material pricing and more competitive market dynamics. Finally, we anticipate that elevated transportation costs will continue to impact results for our North American operations. We continue to analyze and implement strategies to optimize our logistic strategies in light of this new higher pricing reality.

From a broader and more strategic standpoint, we will continue to optimize our business platform, and increase the depth of productivity and efficiency benefits. We are similarly focused on the successful execution of our planned 2018 investment program, ramping up operations at the new containerboard converting facility in NJ, and accelerating market penetration of our converted Tissue products in Oregon. Following our recently announced acquisition of the Bear Island asset in Virginia, our project team will also be putting significant effort toward completing the final project analysis for the planned conversion of the machine to lightweight recycled containerboard. Finally, given our capital expenditure plans, we believe it is important to reemphasize our commitment to diligently manage our capital allocation to create long-term sustainable value for our shareholders. We are confident that we can be successful in this regard, all the while executing our strategy of modernizing our equipment base, optimizing the geographic footprint of our platforms, increasing our integration rate, delivering innovative solutions to our customers, and managing our leverage."

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per common share to be paid on September 6, 2018, to shareholders of record at the close of business on August 22, 2018. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). During the second quarter of 2018, Cascades purchased 504,500 common shares for cancellation at a weighted average price of $12.51.

2018 Second Quarter Results Conference Call Details

Management will discuss the 2018 second quarter financial results during a conference call today at 10:00 a.m. EDT. The call can be accessed by dialing 1-888-231-8191 (international dial-in 1-647-427-7450). The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com under the "Investors" section). A replay of the call will be available on the Cascades website and may also be accessed by phone until September 7, 2018 by dialing 1-855-859-2056, access code 5399416.

3/15

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in more than 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS. Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

4/15

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents (including $26 million of restricted cash in 2018)	97	89
Accounts receivable	668	608
Current income tax assets	19	18
Inventories	539	523
Current portion of financial assets	9	9
Assets held for sale	—	13
	1,332	1,260
Long-term assets
Investments in associates and joint ventures	79	78
Property, plant and equipment	2,267	2,104
Intangible assets with finite useful life	208	212
Financial assets	22	23
Other assets	59	73
Deferred income tax assets	153	149
Goodwill and other intangible assets with indefinite useful life	545	528
	4,665	4,427
Liabilities and Equity
Current liabilities
Bank loans and advances	21	35
Trade and other payables	699	683
Current income tax liabilities	21	6
Current portion of long-term debt	46	59
Current portion of provisions for contingencies and charges	8	7
Current portion of financial liabilities and other liabilities	84	101
	879	891
Long-term liabilities
Long-term debt	1,616	1,517
Provisions for contingencies and charges	33	36
Financial liabilities	28	18
Other liabilities	177	178
Deferred income tax liabilities	217	186
	2,950	2,826
Equity attributable to Shareholders
Capital stock	492	492
Contributed surplus	15	16
Retained earnings	1,057	982
Accumulated other comprehensive loss	(11)	(35)
	1,553	1,455
Non-controlling interests	162	146
Total equity	1,715	1,601
	4,665	4,427

5/15

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	2018	2017	2018	2017
Sales	1,179	1,130	2,277	2,136
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $58 million for 3-month period (2017 — $56 million) and $113 million for 6-month period (2017 — $103 million))	1,002	982	1,948	1,865
Selling and administrative expenses	102	101	205	194
Gain on acquisitions, disposals and others	—	(8)	(66)	(8)
Impairment charges and restructuring costs	—	13	—	14
Foreign exchange gain	—	(2)	(1)	(1)
Loss (gain) on derivative financial instruments	2	(4)	6	(7)
	1,106	1,082	2,092	2,057
Operating income	73	48	185	79
Financing expense	21	24	43	45
Interest expense on employee future benefits	2	1	3	2
Foreign exchange gain on long-term debt and financial instruments	—	(11)	(1)	(19)
Fair value revaluation gain on investments	—	(152)	(5)	(297)
Share of results of associates and joint ventures	(3)	(5)	(4)	(33)
Earnings before income taxes	53	191	149	381
Provision for (recovery of) income taxes	16	(70)	40	(43)
Net earnings including non-controlling interests for the period	37	261	109	424
Net earnings attributable to non-controlling interests	10	5	21	7
Net earnings attributable to Shareholders for the period	27	256	88	417
Net earnings per common share
Basic	$0.28	$2.70	$0.93	$4.40
Diluted	$0.27	$2.61	$0.90	$4.27
Weighted average basic number of common shares outstanding	94,638,464	94,702,041	94,824,718	94,628,481
Weighted average number of diluted common shares	97,011,800	97,810,799	97,404,264	97,525,968

6/15

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Net earnings including non-controlling interests for the period	37	261	109	424
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	10	(16)	50	(22)
Change in foreign currency translation related to net investment hedging activities	(7)	9	(30)	15
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	—	(1)	—
Change in fair value of interest rate swaps	1	—	1	—
Change in fair value of commodity derivative financial instruments	2	(1)	3	(2)
Equity investment	—	7	—	19
Share of other comprehensive income of associates	—	4	—	21
Recovery of (provision for) income taxes	—	(4)	3	(13)
	6	(1)	26	18
Items that are reclassified to retained earnings
Actuarial gain (loss) on employee future benefits	4	(7)	5	(5)
Recovery of (provision for) income taxes	(1)	2	(1)	1
	3	(5)	4	(4)
Other comprehensive income (loss)	9	(6)	30	14
Comprehensive income including non-controlling interests for the period	46	255	139	438
Comprehensive income attributable to non-controlling interests for the period	7	7	25	9
Comprehensive income attributable to Shareholders for the period	39	248	114	429

7/15

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2018
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	492	16	982	(35)	1,455	146	1,601
New IFRS adoption	—	—	(2)	2	—	—	—
Adjusted Balance - Beginning of period	492	16	980	(33)	1,455	146	1,601
Comprehensive income
Net earnings	—	—	88	—	88	21	109
Other comprehensive income	—	—	4	22	26	4	30
	—	—	92	22	114	25	139
Dividends	—	—	(8)	—	(8)	—	(8)
Issuance of common shares upon exercise of stock options	5	(1)	—	—	4	—	4
Redemption of common shares	(5)	—	(7)	—	(12)	—	(12)
Capital contribution from a non-controlling interest	—	—	—	—	—	1	1
Dividends paid to non-controlling interests	—	—	—	—	—	(10)	(10)
Balance - End of period	492	15	1,057	(11)	1,553	162	1,715

	For the 6-month period ended June 30, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings	—	—	417	—	417	7	424
Other comprehensive income (loss)	—	—	(4)	16	12	2	14
	—	—	413	16	429	9	438
Business combinations	—	—	—	—	—	57	57
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options expense	—	1	—	—	1	—	1
Issuance of common shares upon exercise of stock options	2	(1)	—	—	1	—	1
Partial disposal of a subsidiary to non-controlling interests	—	—	(1)	—	(1)	1	—
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance - End of period	489	16	916	(15)	1,406	154	1,560

8/15

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Operating activities
Net earnings attributable to Shareholders for the period	27	256	88	417
Adjustments for:
Financing expense and interest expense on employee future benefits	23	25	46	47
Depreciation and amortization	58	56	113	103
Gain on acquisitions, disposals and others	—	(8)	(66)	(8)
Impairment charges and restructuring costs	—	11	—	11
Unrealized loss (gain) on derivative financial instruments	3	(4)	7	(8)
Foreign exchange gain on long-term debt and financial instruments	—	(11)	(1)	(19)
Provision for (recovery of) income taxes	16	(70)	40	(43)
Fair value revaluation gain on investments	—	(152)	(5)	(297)
Share of results of associates and joint ventures	(3)	(5)	(4)	(33)
Net earnings attributable to non-controlling interests	10	5	21	7
Net financing expense paid	(18)	(10)	(55)	(48)
Net income taxes received (paid)	(1)	(1)	2	(6)
Dividends received	1	3	1	5
Employee future benefits and others	(5)	(6)	(7)	(6)
	111	89	180	122
Changes in non-cash working capital components	5	(23)	(26)	(62)
	116	66	154	60
Investing activities
Investments in associates and joint ventures	—	—	(2)	(16)
Payments for property, plant and equipment	(67)	(37)	(150)	(98)
Proceeds from disposals of property, plant and equipment	1	11	82	14
Change in intangible and other assets	(3)	(6)	(7)	(11)
Net cash acquired in business combinations	—	34	3	34
	(69)	2	(74)	(77)
Financing activities
Bank loans and advances	(2)	1	(15)	(2)
Change in revolving credit facilities	(26)	(50)	10	53
Increase in other long-term debt	3	—	11	6
Payments of other long-term debt	(46)	(14)	(55)	(19)
Settlement of derivative financial instruments	—	—	(1)	(7)
Issuance of common shares	2	—	4	1
Redemption of common shares	(6)	—	(12)	—
Dividends paid to non-controlling interests	(8)	(3)	(10)	(3)
Capital contribution from non-controlling interests	—	—	1	—
Dividends paid to the Corporation’s Shareholders	(4)	(4)	(8)	(8)
	(87)	(70)	(75)	21
Change in cash and cash equivalents during the period	(40)	(2)	5	4
Currency translation on cash and cash equivalents	—	1	3	1
Cash and cash equivalents - Beginning of period	137	68	89	62
Cash and cash equivalents - End of period	97	67	97	67

9/15

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2017.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe and Specialty Products (which constitutes the Corporation’s Packaging Products), and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	475	428	896	774
Boxboard Europe	232	213	478	424
Specialty Products	164	188	323	361
Intersegment sales	(23)	(27)	(47)	(49)
	848	802	1,650	1,510
Tissue Papers	342	338	647	644
Intersegment sales and Corporate Activities	(11)	(10)	(20)	(18)
	1,179	1,130	2,277	2,136

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	102	51	243	96
Boxboard Europe	30	21	58	34
Specialty Products	9	20	16	38
	141	92	317	168
Tissue Papers	7	33	20	56
Corporate Activities	(17)	(21)	(39)	(42)
Operating income before depreciation and amortization	131	104	298	182
Depreciation and amortization	(58)	(56)	(113)	(103)
Financing expense and interest expense on employee future benefits	(23)	(25)	(46)	(47)
Foreign exchange gain on long-term debt and financial instruments	—	11	1	19
Fair value revaluation gain on investments	—	152	5	297
Share of results of associates and joint ventures	3	5	4	33
Earnings before income taxes	53	191	149	381

10/15

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2018	2017	2018	2017
Packaging Products
Containerboard	81	9	140	15
Boxboard Europe	5	4	8	12
Specialty Products	11	6	17	9
	97	19	165	36
Tissue Papers	19	17	28	44
Corporate Activities	6	5	9	8
Total acquisitions	122	41	202	88
Proceeds from disposals of property, plant and equipment	(1)	(11)	(82)	(14)
Capital lease acquisitions and included in other debts	(63)	(4)	(66)	(7)
	58	26	54	67
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	22	8	28	25
End of period	(14)	(8)	(14)	(8)
Payments for property, plant and equipment net of proceeds from disposals	66	26	68	84

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

11/15

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.
•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q2 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	82	22	4	(9)	(26)	73
Depreciation and amortization	20	8	5	16	9	58
Operating income (loss) before depreciation and amortization	102	30	9	7	(17)	131
Specific items:
Unrealized loss on financial instruments	3	—	—	—	—	3
	3	—	—	—	—	3
Adjusted operating income (loss) before depreciation and amortization	105	30	9	7	(17)	134
Adjusted operating income (loss)	85	22	4	(9)	(26)	76

	Q1 2018
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	121	19	2	(2)	(28)	112
Depreciation and amortization	20	9	5	15	6	55
Operating income (loss) before depreciation and amortization	141	28	7	13	(22)	167
Specific items :
Gain on acquisitions, disposals and others	(66)	—	—	—	—	(66)
Unrealized loss on derivative financial instruments	2	—	—	—	2	4
	(64)	—	—	—	2	(62)
Adjusted operating income (loss) before depreciation and amortization	77	28	7	13	(20)	105
Adjusted operating income (loss)	57	19	2	(2)	(26)	50

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	Q2 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	30	13	14	17	(26)	48
Depreciation and amortization	21	8	6	16	5	56
Operating income (loss) before depreciation and amortization	51	21	20	33	(21)	104
Specific items:
Gain on acquisitions, disposals and others	(7)	—	—	—	(1)	(8)
Inventory adjustment resulting from business combination	2	—	—	—	—	2
Impairment charges	11	—	—	—	—	11
Restructuring costs	—	—	—	2	—	2
Unrealized gain on financial instruments	(1)	—	—	—	(3)	(4)
	5	—	—	2	(4)	3
Adjusted operating income (loss) before depreciation and amortization	56	21	20	35	(25)	107
Adjusted operating income (loss)	35	13	14	19	(30)	51

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	Q2 2018	Q1 2018	Q2 2017

Net earnings attributable to Shareholders for the year	27	61	256
Net earnings attributable to non-controlling interests	10	11	5
Provision for (recovery of) income taxes	16	24	(70)
Fair value revaluation gain on investments	—	(5)	(152)
Share of results of associates and joint ventures	(3)	(1)	(5)
Foreign exchange gain on long-term debt and financial instruments	—	(1)	(11)
Financing expense and interest expense on employee future benefits	23	23	25
Operating income	73	112	48
Specific items:
Gain on acquisitions, disposals and others	—	(66)	(8)
Inventory adjustment resulting from business combination	—	—	2
Impairment charges	—	—	11
Restructuring costs	—	—	2
Unrealized loss (gain) on derivative financial instruments	3	4	(4)
	3	(62)	3
Adjusted operating income	76	50	51
Depreciation and amortization	58	55	56
Adjusted operating income before depreciation and amortization	134	105	107

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The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS			NET EARNINGS PER SHARE [1]
(in millions of Canadian dollars, except amounts per share) (unaudited)	Q2 2018	Q1 2018	Q2 2017	Q2 2018	Q1 2018	Q2 2017

As per IFRS	27	61	256	$0.28	$0.65	$2.70
Specific items:
Gain on acquisitions, disposals and others	—	(66)	(8)	—	$(0.51)	$(0.06)
Inventory adjustment resulting from business combination	—	—	2	—	—	$0.01
Impairment reversals	—	—	11	—	—	$0.07
Restructuring costs	—	—	2	—	—	$0.02
Unrealized loss (gain) on derivative financial instruments	3	4	(4)	$0.03	$0.03	$(0.04)
Unrealized gain on interest rate swaps	(1)	—	—	$(0.01)	—	—
Foreign exchange gain on long-term debt and financial instruments	—	(1)	(11)	—	$(0.01)	$(0.09)
Fair value revaluation gain on investments	—	(5)	(152)	—	$(0.03)	$(2.35)
Share of results of associates and joint ventures	—	—	(2)	—	—	$(0.01)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	—	19	(70)	—	—	—
	2	(49)	(232)	$0.02	$(0.52)	$(2.45)
Adjusted	29	12	24	$0.30	$0.13	$0.25

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q2 2018	Q1 2018	Q2 2017
Cash flow from operating activities	116	38	66
Changes in non-cash working capital components	(5)	31	23
Depreciation and amortization	(58)	(55)	(56)
Net income taxes paid (received)	1	(3)	1
Net financing expense paid	18	37	10
Gain on acquisitions, disposals and others	—	66	8
Impairment charges and restructuring costs	—	—	(11)
Unrealized gain (loss) on derivative financial instruments	(3)	(4)	4
Dividend received, employee future benefits and others	4	2	3
Operating income	73	112	48
Depreciation and amortization	58	55	56
Operating income before depreciation and amortization	131	167	104

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The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per common share basis:

(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	Q2 2018	Q1 2018	Q2 2017
Cash flow from operating activities	116	38	66
Changes in non-cash working capital components	(5)	31	23
Cash flow from operating activities (excluding changes in non-cash working capital components)	111	69	89
Specific items, net of current income taxes if applicable:
Restructuring costs	—	—	2
Adjusted cash flow from operating activities	111	69	91
Capital expenditures & other assets[1] and capital lease payments, net of disposals of $81 million in Q1 2018	(72)	(9)	(32)
Dividends paid to the Corporation's Shareholders	(4)	(4)	(4)
Adjusted free cash flow	27	56	55
Adjusted free cash flow per common share	$0.29	$0.59	$0.58
Weighted average basic number of common shares outstanding	94,638,464	95,013,041	94,702,041

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	June 30, 2018	March 31, 2018	June 30, 2017
Long-term debt	1,616	1,582	1,769
Current portion of long-term debt	46	66	52
Bank loans and advances	21	23	26
Total debt	1,683	1,671	1,847
Less: Cash and cash equivalents (including $26 million of restricted cash in June 30, 2018 and $25 million in March 31, 2018)	97	137	67
Net debt	1,586	1,534	1,780
Adjusted OIBD (last twelve months)	450	423	367
Net debt / Adjusted OIBD ratio	3.5	3.6	4.9
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	3.5	3.6	4.2

1 Pro-forma to include adjusted OIBD of 2017 and 2018 business acquisitions on a last twelve months basis.

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs 819-363-5184	Vice-President and Chief Financial Officer

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Director, Investor Relations 514-282-2697	Twitter: twitter.com/@CascadesInvest
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